UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 May 2007

Barclays PLC and Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-126811, 333-85646 AND 333-12384) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

On May 30, 2007, pursuant to a settlement reached between the Securities and Exchange Commission and Barclays Bank PLC, the SEC instituted an action against Barclays in the United States District Court for the Southern District of New York. The SEC’s action concerned certain purchases and sales of debt securities during 2002-2003 by a single proprietary trading desk at Barclays while desk personnel were serving on various bankruptcy committees. As previously disclosed in Barclays Annual Report on Form 20-F for the year ended December 31, 2006, Barclays had independently addressed the practices, policies and procedures at issue in 2003, prior to the commencement of the SEC investigation that led to this action. Barclays no longer employs the trader named as a defendant in the SEC complaint. In settlement of the action, Barclays consented to the entry of a final judgment without admitting or denying any of the allegations contained in the complaint. Under the terms of the consent judgment, Barclays will pay $10,943,561 in disgorgement, prejudgment interest, and civil monetary penalties to the SEC. In addition, the final judgment will include an injunction against violations of Section 17(a) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. At the time that the action was instituted against Barclays, the SEC also granted relief to Barclays from certain potential collateral consequences of the final judgment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: May 31, 2007	By:	/s/ Marie Smith
	Name:	Assistant Secretary
	Title:	Barclays PLC

BARCLAYS BANK PLC
(Registrant)

Date: May 31, 2007	By:	/s/ Marie Smith
	Name:	Assistant Secretary
	Title:	Barclays Bank PLC